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                        (Letterhead of Slaughter and May)



Dean Witter Reynolds Inc.,
2 World Trade Center,
New York,
New York 10048,
U.S.A

                                                                 January 5, 2000


Dear Sirs:

              Morgan Stanley Dean Witter Select Equity Trust
              Select Global 30 Portfolio 2000-1
              ----------------------------------------------

                  We have acted as special United Kingdom ("UK") taxation advisors in connection with the issue of units in the above Trust on the basis of directions given to us by Cahill Gordon & Reindel, counsel to yourselves.

                  This opinion is limited to UK taxation law as applied in practice on the date hereof by the Inland Revenue and is given on the basis that it will be governed by and construed in accordance with English law as enacted.

                  For the purpose of this opinion, the only documentation which we have examined is a draft of the Trust's prospectus dated 19th December, 1999 (the "Prospectus") which we understand will be included in the Registration Statement for the Fund to be filed with the Securities and Exchange Commission on or about 6th January, 2000. Terms defined in the Prospectus have the same meaning herein.

                  We have assumed for the purposes of this opinion that:

(i) a Unitholder is, under the terms of the Trust Agreement governing the Portfolio, entitled as beneficiary under a trust to have paid to him (subject to a deduction for expenses, including Trustee's fees, Sponsor's fees and brokerage commissions or charges), his pro rata share of all the income which arises from the investments in the Portfolio;

(ii) for taxation purposes the Trustee is not a UK resident but is a US resident; the general administration of the Trust will be carried out only in the US; and no Units are registered in a register kept in the UK by or on behalf of the Trustee;

(iii)         the Trust is not treated as a corporation for US tax purposes; and


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                                      -2-

(iv) no Unitholder is resident or ordinarily resident in the UK, nor is that Unitholder carrying on a trade in the UK through a branch or agency.

                  We understand that the Trust will consist of a single portfolio consisting of 30 stocks which are the 10 common stocks in each of the Dow Jones Industrial Average, the Financial Times Ordinary Share Index and the Hang Seng Index having the highest dividend yield on the date specified in the Prospectus; and that the Portfolio will hold the common stocks for approximately one year, after which time the Portfolio will terminate and the stocks will be sold. We address UK tax issues in relation only to the United Kingdom stocks in the Portfolio.

                  In our opinion the taxation paragraphs on pages 14 and 15 of the Prospectus under the heading "United Kingdom Taxation", represent a fair summary of material UK taxation consequences for a US-resident Unitholder.

                  This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose).

                  This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We consent, however, to the reference which is made in the Prospectus to our opinion as to the UK tax consequences to US persons holding Units in the Trust and we consent to the filing of this opinion as an exhibit to the Registration Statement.

                                             Yours faithfully,

                                             /s/Slaughter and May
                                             --------------------
                                             Slaughter and May